EXHIBIT 12
OCCIDENTAL PETROLEUM CORPORATION AND SUBSIDIARIES
COMPUTATION OF TOTAL ENTERPRISE RATIOS OF EARNINGS TO FIXED CHARGES
(Amounts in millions, except ratios)

	Nine Months Ended September 30				Year Ended December 31
	2016		2015		2015	2014	2013	2012	2011
Income from continuing operations (a)	$(734)		$(2,641)		$(8,146)	$(130)	$4,932	$3,829	$5,527

Add/(Subtract):
Net income attributable to noncontrolling interest	—		—		—	(14)	—	—	—
Adjusted income from equity investments (b)	3		(10)		21	64	52	163	(33)
	(731)		(2,651)		(8,125)	(80)	4,984	3,992	5,494

Add:
Provision for taxes on income (other than foreign oil and gas taxes)	(648)		(768)		(2,070)	(280)	1,353	249	1,167
Interest and debt expense	263		86		147	77	132	149	313	(c)
Portion of lease rentals representative of the interest factor	47		52		63	52	60	58	57
	(338)		(630)		(1,860)	(151)	1,545	456	1,537
Earnings before fixed charges	$(1,069)		$(3,281)		$(9,985)	$(231)	$6,529	$4,448	$7,031

Fixed charges:
Interest and debt expense including capitalized interest	$263		$207		$285	$257	$269	$254	$384	(c)
Portion of lease rentals representative of the interest factor	47		52		63	52	60	58	57
Total fixed charges	$310		$259		$348	$309	$329	$312	$441

Ratio of earnings to fixed charges	(3.45)		(12.65)		(28.69)	(0.75)	19.83	14.26	15.93
Insufficient coverage	(1,379)	(d)	(3,540)	(d)	(10,333)	(540)

Note: Results of California Resources Corporation have been reflected as discontinued operations for all periods presented.
(a)
The 2016 amount includes a $78 million dollar after-tax impairment charge related to the special stock dividend of California Resources shares in the first quarter, a $103 million dollar after-tax charge related to terminated crude oil supply agreements, and a $61 million dollar impairment charge related to the sell of Occidental's Libya operations. The 2015 amounts includes a $1.3 billion dollar after-tax charge for domestic asset impairments and other related items, a $1.5 billion dollar after-tax charge for foreign asset impairments and other related items, a $63 million dollar after-tax gain on sale of an idled chemical site, a $96 million dollar after-tax charge for cost associated with severance, the California Resources Corporation spin-off and other charges.

(b)	Represents adjustments to arrive at distributed income from equity investees.
(c)	Excludes a pre-tax charge of $163 million for the early redemption of debt.
(d)	The 2016 and 2015 third quarter ratio of earnings to fixed charges excluding certain items (a) were (2.67) and (1.94), respectively.